Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Number 333-256823
November 23, 2022

JLL INCOME PROPERTY TRUST, INC.

On November 17, 2022, JLL Income Property Trust, Inc. (which we refer to herein as “our company” and, together with our company’s subsidiaries, “we,” “our,” and “us”) became aware of an article posted on www.financial-planning.com, a financial planning and investment news website (referred to herein as “Financial Planning”), that included statements regarding our company made by C. Allan Swaringen, our President and Chief Executive Officer. The full text of the article as published by Financial Planning is set forth below. Also set forth below are certain clarifications with respect to statements made in the article.

Financial Planning is not affiliated with our company and neither our company nor any of our affiliates has made any payment or given any consideration in connection with the article or any other matter published or made available by Financial Planning. The article should not be considered offering material in connection with our continuous public offering of common stock. With the exception of the statements in the article attributed to Mr. Swaringen, the article represents the author’s opinion, which is not endorsed or adopted by us.

Full Text of Financial Planning Article

Standing up for his REITs: Swaringen sees no need for further regulation

By: Dan Shaw
November 17, 2022

To Allan Swaringen, a managing director at the real estate investment firm LaSalle Investment Management, now is a curious time for regulators to be considering further oversight of non-traded real estate investment trusts.

The publicly-traded version of REITs, which allow investors to put money into a broad swath of real estate assets, have taken a bath this year. By contrast, 16 of their non-traded cousins tracked by the Stanger NAV REIT Total Return Index are up by 71.1% over five years, according to data from Shrewsbury, New Jersey-based investment bank Robert A. Stanger & Co.

The stark divergence between the two varieties has prompted scrutiny and calls for greater oversight. But Swaringen, who oversees the non-traded REIT JLL Income Property Trust, thinks that track record is good reason for regulators to think twice about tightening the screws.

REITs are companies that invest in various types of income-producing real estate, ranging from office buildings and warehouses to apartments and single-family rentals. The publicly-traded variety offers shares that can be bought and sold on stock exchanges, making them sensitive to general market trends and swings.

Non-traded REITs, by contrast, are usually sold through financial advisors and tend to be more insulated from market conditions. Critics contend the tradeoff for the greater stability offered by non-traded REITs is too often higher fees and barriers that can prevent investors from reclaiming their money when they want.

Swaringen has a special interest in the performance of non-traded REITs. His JLL Income Property Trust became the first so-called net asset value REIT when it was set up in 2012. These NAV REITs differ from older non-traded REITs — which Swaringen classifies as version 1.0 — in their ability to let investors reclaim their money. Investors in older REITs often had to wait until the real estate holdings in a fund were sold before they could get out. Investors in NAV REITs instead usually have opportunities to cash out at different points in the year or after a given amount of time has elapsed. Swaringen's JLL Income Property Trust lets investors get their money anytime after the first 12 months.

NAV REITs also tend to have lower fees than older non-traded REITs and to be more transparent about their real estate holdings. Swaringen said that has helped to make them a good bet for investors looking to diversify beyond stocks and bonds.

Non-traded REITs aren't necessarily only for the wealthy. Swaringen noted that JLL Income Property Trust requires a $10,000 minimum investment.

“We built this to make it available to the middle class — the mass affluent as well as high net-worth individuals,” he said. "Sometimes it's good to have something that has a low correlation to equities and fixed income. And, especially in this environment, real estate has proved to be an inflation hedge.”

Despite what Swaringen sees as obvious advantages to products like JLL Income Property Trust, the North American Securities Administrators Association is seeking tighter oversight of non-traded REITs. NASAA — which represents state and provincial regulators in the U.S. Canada and Mexico — is calling for an upward adjustment to the net-income and net-worth thresholds used to determine who can invest in non-traded REITS, among other things.

Swaringen said these proposals seem aimed at the perceived shortcomings of the older type of non-traded REITs and fail to take into account improvements the industry has made on its own. He recently sat down with Financial Planning to discuss NASAA's regulatory proposals, his history with non-traded REITs and why advisors might want to consider making them part of clients' portfolios.

Financial Planning: What was the impetus for starting JLL Income Property Trust?

Swaringen: The non-traded REITs industry has been out there for 25 years. At first, it was an industry mostly advised by broker-dealers, and it was typically a high-fee model.

Some of those non-traded REITs had somewhat of a tarnished reputation. So when we created this new model and launched it in 2012, we called it the 2.0 version of the non-traded REIT. And now we are trying to change the name to NAV REITs because, as I tell financial advisors, if you Google non-traded REITs, the first 8 out of 10 hits are going to be things you probably don't want to read. They are going to be about products that didn't work, returns that didn't meet client expectations and capital that is still stuck in some program.

Financial Planning: How are NAV REITs different?

Swaringen: We are based on the premise that we allocate to different sorts of property types based on market conditions. We have regular valuations of our real estate assets and the fees are dramatically lower than what the legacy REITs offered. So these NAV REITs, they've been embraced across the wire house channels, the RIAs and the independent broker-dealers. And they are raising capital from around the world. NAV REITs are really focused on allowing wealth-management firms and their advisors and their clients to use real estate as an asset-allocation decision.

Financial Planning: What types of real estate are you invested in?

Swaringen: Our fund today has about $7.2 billion. We're 43% allocated to residential. That's two property types — multifamily and single-family rentals. We are 31% allocated to industrial warehouses. We have a 12% allocation to grocery and retail and a 9% allocation to health care-oriented real estate — medical science and life science buildings. We are very under-allocated to office buildings. We only have a 4% allocation to office. But if you looked at JLL Income Property Trust in 2012, when we launched, we actually had a 50% allocation to office.

Financial Planning: Is that decrease partly due to COVID?

Swaringen: Yes. But I'd also say since the global financial crisis, there has been a real belief that we were not building enough housing. That has proved to be true, because since then, we've been seeing really extraordinary rental growth.

Financial Planning: How has JLL Income Property Trust been doing?

Swaringen: Our performance has been very strong. That's especially true of late, after a relatively flat year because of the pandemic. Real estate had a strong recovery in 2021 and in 2022. We achieved returns that were well in excess of our targets. And our board of directors just approved our 43rd consecutive quarterly dividend. We've grown that dividend almost 4% annually over our 10 years. Structurally, there's no dual taxation and it's very friendly for tax reporting. And because a REIT is allowed to depreciate the real estate, we can shelter some of the income.

Financial Planning: What do you think of NASAA's regulation proposals for non-traded REITs?

Swaringen: Well, we are already regulated by the SEC and regulated by FINRA. So we have lots of oversight, and we believe we have good governance. So the North American Securities Administrators Association, I believe they are seeing our growth and are essentially legislating rules based upon them not understanding changes in the 2.0 version of this product. They are legislating on some of the perceived inadequacies and shortcomings of the old non-traded REIT sector. So I have a concern that they are solving yesterday's problem and not even looking at the current product structure.

The proposed regulations focus a lot on suitability and making sure the sophistication of the investor is adequate. But I think financial advisors today and the very prominent, sophisticated firms that are distributing these products have done their due diligence and found these products are acceptable for financial advisors to offer their clients.

Financial Planning: Is there any need for regulators to take steps to make sure the old type of “lifecycle” REITS don't emerge again?

Swaringen: I think the old REITs have reached their own level of extinction because the NAV REITs are so clearly a better solution. The only reason 1% to 2% to 3% of all non-traded REITs out there remain “lifecycle” REITs is that there are some that have not yet liquidated. But nobody has built a new one in the past five or six years. So the market has spoken.

Financial Planning: With the value of publicly traded REITs down, do you think there's a danger non-traded REITs will soon follow?

Swaringen: The thing to remember is that there is a fundamental difference with real estate securities that are offered on a stock exchange and that are traded every second of every day. In the end, I do think publicly traded REITs can be based on high-quality, income-producing, cash-flowing real estate, as can non-traded REITs. But I think what is often not understood is the breadth of the public REIT market. If you look at the publicly traded REIT market today, there are some 250 plus or minus companies and it's about a $1.5 trillion market cap. And about 50% of that market cap is what I would call new-age real estate — data centers, cell towers, self storage, senior living, prisons, signage, hotels. And the other 50% is what we considered traditional core real estate, which is our four primary property types — office buildings, shopping centers, apartments and warehouses. So the publicly traded REIT market is giving investors access to all sorts of property types that perform very differently. So to say in the past few weeks some of these funds are up by 10% or 12% and some are off by 10% doesn't really tell you much. You've got to look under the hood and see what each of these companies own.

But with our four different property types, there's 30, 40, 50 years of history to see how those perform across different economic cycles. Now, I know hardly anything about cell towers. I don't know how they're leased. I don't know what drives their values. I don't know what their cash flows are. But we do know that for warehouses. We do know that for apartments and shopping centers. And we do know that for single-family rentals, grocery stories and curb retail and for office buildings.

Financial Planning: Do you think more advisors should be looking at non-traded REITS for their clients?

Swaringen: I think investors are looking to diversify outside the traditional 60-40 model, especially when equities are down and fixed income is also down this year. One of the few things that is up is NAV

REITs. Why that all of a sudden makes us a headline grabbing target I don't really know. But investors in real estate should be looking to the long term. Our fund is not trying to time the market. We are trying to buy high-quality, income-producing, cash-flowing real estate for the long term. And I think there is a place for all investors, not just high net-worth ones, to have a meaningful investment in real estate.
Often investors think of their primary residence as a real estate investment. But most people don't time the sale of their home for when it's at peak value. Generally, people sell their home when they get too old to live in it, they change jobs, or they get divorced or they die. So there are not many people picking the best time to move out of their primary residence. But here we are talking allocations toward income-producing real estate, not real estate that costs you.

Clarifications and Corrections

We believe that the following statements made in the article are appropriate to clarify:

1.    The article includes the following statement: “Swaringen's JLL Income Property Trust lets investors get their money anytime after the first 12 months.” As disclosed in our prospectus, shares of our common stock are not eligible for repurchase under our share repurchase plan for the first year after purchase, provided that shares to be repurchased upon the death or disability of a stockholder and shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. However, as disclosed in our prospectus, our share repurchase plan is subject to other significant conditions and limitations. We are not obligated to repurchase any shares of our common stock under our share repurchase plan and may choose to only repurchase some, or even none, of the shares requested to be repurchased. Further, the repurchase of shares under our share repurchase plan is limited during any calendar quarter to shares whose aggregate value (based on the repurchase price per share on the day the repurchase is effected) is 5% of the combined net asset value (“NAV”) of all classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, we limit repurchases to approximately 20% of our total NAV, to the extent we choose to repurchase any shares. Finally, our board of directors may modify or suspend our share repurchase plan if it deems such action to be in the best interest of our stockholders.

2.    The article includes the following statement: “Swaringen noted that JLL Income Property Trust requires a $10,000 minimum investment.” As disclosed in our prospectus, the minimum initial investment in shares of our Class A and Class M common stock is $10,000. The minimum initial investment in shares of our Class A-I and Class M-I common stock is $1,000,000, provided that the minimum investment amount may be reduced in the discretion of our dealer manager and by our advisor in certain circumstances.

JLL Income Property Trust, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents JLL Income Property Trust, Inc. has filed with the SEC for more complete information about JLL Income Property Trust, Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, JLL Income Property Trust, Inc., the dealer manager for JLL Income Property Trust, Inc.’s offering or any broker-dealer participating in the offering will arrange to send you the prospectus if you request it by calling (855) 652-0277.